UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Annual General Meeting of Shareholders

On May 22, 2026, at 12:00 P.M., Singapore Time (May 22, 2026, at 12:00 A.M., Eastern Time), CytoMed Therapeutics Limited (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at 1 Commonwealth Lane, #08-22, One Commonwealth, Singapore 149544. Holders of 7,162,501 ordinary shares of the Company were present in person or by proxy at the AGM, representing approximately 60.01% of the total issued and outstanding ordinary shares of the Company as of the record date of May 19, 2026, and therefore constituting a quorum of the shares outstanding and entitled to vote at the AGM as of the record date. All matters voted on at the AGM were approved as recommended by the Board of Directors of the Company. The final voting results for each matter submitted to a vote of shareholders at the AGM are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2025.	7,152,509	3,218	6,774

Proposal Two:	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2025.	7,152,500	3,218	6,783

Proposal Three:	By an ordinary resolution, to approve the re-election of Dr. YEW Chak Hua, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director.	7,148,109	6,492	7,900

Proposal Four:	By an ordinary resolution, to approve the re-election of Dr. TOH Keng Kiat who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director.	7,148,109	5,992	8,400

Proposal Five:	By an ordinary resolution, to approve waiver of the application of Singapore Code on Take-overs and Mergers issued by the Monetary Authority of Singapore.	7,148,799	8,092	5,610

Proposal Six:	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion.	7,154,600	6,118	1,783

Proposal Seven:	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion.	7,151,851	10,641	9

Proposal Eight:	By an ordinary resolution, to approve payment of Directors’ fees of US$70,000 for the financial year ending December 31, 2026.	7,145,750	14,742	2,009

Proposal Nine:	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten.	7,155,659	6,842	0

Proposal Ten:	By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.	7,150,764	8,463	3,274

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: June 3, 2026	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
	Title:	Chairman and Director